SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
         SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                             Commission File Number:  1-13424

                        DATA SYSTEMS NETWORK CORPORATION
             (Exact name of registrant as specified in its charter)

    34705 West Twelve Mile Road, Suite 300, Farmington Hills, Michigan 48331
                              (248) 489-8700
               (Address, including zip code, and telephone number,
                        including area code, of registrant's
                             principal executive offices)

                  COMMON  STOCK,  PAR VALUE  $0.01 PER SHARE
            (Title of each class of securities covered by this Form)

                                     NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                                    ----                                    ----
         Rule 12g-4(a)(1)(i)         X       Rule 12h-3(b)(1)(i)             X
                                    ----                                    ----
         Rule 12g-4(a)(1)(ii)                Rule 12h-3(b)(1)(ii)
                                    ----                                    ----
         Rule 12g-4(a)(2)(ii)                Rule 12h-3(b)(2)(ii)
                                    ----                                    ----
         Rule 12g-4(a)(2)(i)                 Rule 12h-3(b)(2)(i)
                                    ----                                    ----
                                                        ----
                                    Rule 15d-6
                                                        ----

Approximate number of holders of record as of the certification or notice date:  One (1)*
[FN]

* Effective August 14, 2000, the registrant merged with and into a subsidiary of TekInsight.Com, Inc. pursuant to which each of the issued and outstanding shares of the registrant's Common Stock was converted into
      0.392 shares of TekInsight Series A Convertible Preferred Stock. The registrant's Common Stock was de-listed from the Nasdaq Small Cap Market prior to the date of the merger.

         Pursuant to the requirements of the Securities Exchange Act of 1934, Data Systems Network Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:  August 22, 2000                         DATA SYSTEMS NETWORK CORPORATION

                                                By:      /s/  Michael Grieves

                                                Name:  Michael Grieves
                                                Title:  President